

Mail Stop 4631

September 19, 2016

Via E-mail
John M. Stephens
Chief Financial Officer
The New Home Company Inc.
85 Enterprise, Suite 450
Aliso Viejo, California 92656

> **Re: The New Home Company Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed February 26, 2016**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2016**
> **Filed July 29, 2016**
> **Response Dated September 13, 2016**
> **File No. 1-36283**

Dear Mr. Stephens:

We have reviewed your September 13, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 29, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

1. Organization and Summary of Significant Accounting Policies, page 63
Selling and Marketing Expense, page 67

1. We note your response to comment 2, in which you continue to believe capitalized selling and marketing expenses in accordance with ASC 970-340-25 are appropriately included in real estate inventories. Please tell us how you determined that the capitalized selling and marketing expenses are within the definition of inventory costs, or confirm to us that you will reclassify these capitalized costs from real estate inventories to other assets. Please refer to ASC 330-10-30-8 for guidance.

Form 10-Q for Fiscal Quarter Ended June 30, 2016

5. Unconsolidated Joint Ventures, page 15

2. We note your response to comment 3. Please provide us with a comprehensive explanation as to how it was determined that the warranty reserve recognized in the joint venture's audited financial statements prior to you obtaining control was accounted for in accordance with US GAAP. Specifically, it is unclear how a negotiated reserve of 1% of revenues at the time the LR8 joint venture was formed results in a warranty reserve that complies with the guidance in ASC 460. We further note your statement that the LR8 joint venture had a "contractual obligation to fund future claims." It is unclear how a funding directive in an agreement meets the definition of a liability. As part of your response, please tell us which section of the Development Management Agreement and/or the Limited Liability Company Agreement includes the warranty reserve funding requirement. Please tell us the amount of warranty reserve that should have been recognized in accordance with the guidance in ASC 460 for fiscal years 2012 through 2016 for the LR8 joint venture along with the impact to the your consolidated financial statements for each period. Finally, please provide us with your materiality assessment for correcting the overstated LR8 joint venture warranty reserve of $1.6 million in your fiscal year 2016 consolidated statements of operations in accordance with the guidance in ASC 250-10-S99.

3. Please tell us if any of your other joint ventures are accounting or have accounted for the warranty reserve in the same manner as the LR8 joint venture. Please tell us if you have recognized a similar gain for any of these joint ventures during any of the periods presented in your fiscal year 2015 Form 10-K and subsequent periodic reports along with the amounts recognized. In this regard, we note the first paragraph of your response to comment 4.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Al Pavot, Staff Accountant, at (202) 551-3738, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or Pamela A. Long, Assistant Director, at (202) 551-3765 with any other questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction